Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Joyland Brewing Holdings, Inc.
1300 Alden Rd
Orlando, FL 32803
https://ivanhoeparkbrewing.com

Up to $1,235,000.00 in Class B Non-Voting Common Stock at $2.00
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Joyland Brewing Holdings, Inc.
Address: 1300 Alden Rd, Orlando, FL 32803
State of Incorporation: DE
Date Incorporated: November 12, 2024

Terms:

Equity

Offering Minimum: $20,000.00 | 10,000 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,235,000.00 | 617,500 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $500.00

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, or their employees, are subject to restrictions under certain state alcohol laws and may be prohibited from investing in this offering. Investors who hold such licenses, or are employed by license holders, should consult with their legal counsel to determine their eligibility before investing.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus

If you are a predesignated member of Joyland Brewing Holdings, Inc., you are eligible for 30% additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive an investor-exclusive Ivanhoe Park Brewing Co. branded hat.

Tier 2 Perk: Invest $5,000+ and receive all prior perks + plus 25% off your bill at our Orlando brewery or when you place an order online through our website + 5% bonus shares.

Tier 3 Perk: Invest $10,000+ and receive all prior perks plus a VIP brewery tour and tasting experience for you and up to 3 guests + 10% bonus shares.

Tier 4 Perk: Invest $20,000+ and receive all prior perks plus an invite to a luxury exclusive dinner event for you + 1 guest where you get the experience of brewing your own beer for your personal consumption* + 15% bonus shares.

Tier 5 Perk: Invest $50,000+ and receive all prior perks + the opportunity to collaborate on a limited-edition brew + 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Joyland Brewing Holdings, Inc. D/B/A Ivanhoe Park Brewing Company will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $2.00 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $200.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Ivanhoe Park Brewing Co. (or the "Company") is a successful craft brewery based in Central Florida, offering a diverse range of award-winning beers. From IPAs to stouts, lagers, and seasonal specialties, the brewery caters to the growing demand for unique, high-quality brews. Rooted in community engagement, Ivanhoe Park Brewing Co. has expanded from a local startup to a recognized brand with strong customer loyalty. The brewery operates multiple revenue streams, including taproom sales, distribution to bars and retail outlets, and hosting community events. With plans to expand its market reach and increase production capacity, the company is well-positioned for continued growth.

Corporate Summary

The Company was first organized as Joyland Brewing Company, LLC on June 9, 2017, in Florida, and later registered to "do business as" (dba) Ivanhoe Park Brewing Company, before opening for business in 2018. The assets of Deadwords Brewing Company were acquired by the Company in May 2024 and in June 2024 re-opened as Ivanhoe Park Lager House. As part of a restructuring initiative, Joyland Brewing Holdings, Inc. was formed in Delaware on November 12, 2024, and Ivanhoe Park Lager House, LLC was created, in Florida, as its subsidiary. The Company entered into a securities exchange with Joyland Brewing Holdings, Inc., whereby each one (1) outstanding Unit of Membership interests in Joyland Brewing Company, LLC was exchanged for 2,184.72974 shares of Class A Voting Common Stock in Joyland Brewing Holdings, Inc.

The Delaware holding company, Joyland Brewing Holdings, Inc., now owns both Joyland Brewing Company, LLC (operating under the dba Ivanhoe Park Brewing Company) and Ivanhoe Park Lager House, LLC, and the assets acquired from Deadwords Brewing Company were transferred to Ivanhoe Park Lager House, LLC.

Competitors and Industry

Competitors

Ivanhoe Park Brewing Co. competes in the highly competitive craft beer industry, particularly in Central Florida. Key competitors include local breweries such as Crooked Can Brewing Company, Orlando Brewing, and Cigar City Brewing. On a national scale, the brewery faces competition from larger craft breweries like Sierra Nevada Brewing Co. and New Belgium Brewing Co. Ivanhoe Park Brewing Co. differentiates itself through its community-driven approach, strong local presence, and award-winning beer lineup. Its ability to maintain strong customer loyalty and establish strategic partnerships has allowed it to stand out in a crowded market.

Industry

The U.S. craft beer industry has seen significant growth over the past decade, with a market value of $28.9 billion in 2023. This growth is driven by consumer demand for innovative, high-quality, and locally produced beers. The craft beer market is expected to continue expanding as consumers increasingly seek unique flavor profiles and brands with strong community ties. Florida has become a major player in the craft beer scene, offering breweries like Ivanhoe Park Brewing Co. the opportunity to capitalize on both local and tourist-driven markets. Despite competition from national craft beer brands and large-scale breweries, we believe the craft beer segment remains resilient, with consumers supporting brands that offer authenticity, quality, and a personal connection to the community.

https://www.brewersassociation.org/statistics-and-data/national-beer-stats/

Current Stage and Roadmap

Current Stage

Ivanhoe Park Brewing Co. has achieved significant traction in the Central Florida market, expanding from a local startup to a recognized brand. The brewery currently distributes its award-winning beers to various bars, restaurants, and retail outlets across the region. Ivanhoe Park's beers have earned multiple accolades, including medals from the U.S. Open Beer Championship and the Florida Best Beer Fest. Additionally, the Company has expanded its operations with the acquisition of Ivanhoe Park Lager House, increasing production capacity and enhancing the customer experience. Collaborations with local brands like Track Shack and with the Orlando Solar Bears have helped further establish Ivanhoe Park as a community-focused brewery. The brewery's steady sales growth, loyal customer base, and strategic partnerships are strong indicators of continued success.

Future Roadmap

Looking ahead, Ivanhoe Park Brewing Co. is focused on scaling operations and expanding its market presence. Plans include increasing production capacity through the addition of Ivanhoe Park Lager House, expanding its distribution network to reach new markets, and enhancing the customer experience with new offerings like beer and food pairings. The brewery also plans to strengthen its community engagement through strategic partnerships and hosting more local events. By continuing to innovate and meet growing consumer demand for craft beer, Ivanhoe Park Brewing Co. aims to solidify its position as a leading brewery in the region while expanding nationally.

The Team

Officers and Directors

Name: Glenn Russell Closson

Glenn Russell Closson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, CEO, and Principal Accounting Officer
  Dates of Service: May, 2017 - Present
  Responsibilities: As Co-Founder and CEO of Ivanhoe Park Brewing Company, Glenn spearheads the strategic vision and operational management of the brewery, driving growth and innovation while ensuring the highest quality of craft beer production. His leadership has positioned the company as a prominent player in the craft beer industry. Salary: 100,000

Other business experience in the past three years:

- Employer: Your Part Time Controller
  Title: Associate
  Dates of Service: February, 2024 - Present
  Responsibilities: Part time controller for various non-profit clients. Reviewing and Consulting on financials and strategic planning.

Other business experience in the past three years:

- Employer: Real Capital Operations, LLC
  Title: Controller
  Dates of Service: July, 2023 - October, 2023
  Responsibilities: Consultant Controller to help them through inventory audit and other tasks.

Name: Joshua Dustin Todd

Joshua Dustin Todd's current primary role is with Transcom Solutions . Joshua Dustin Todd currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director of Sales, Founder, & Board of Directors
  Dates of Service: May, 2017 - Present
  Responsibilities: Director of Sales & on Board of Directors

Other business experience in the past three years:

- Employer: Transcom Solutions
  Title: VP Strategic Partnerships
  Dates of Service: January, 2022 - Present
  Responsibilities: Managing account management department. Sales and follow up.

Name: Brian Matthew Gentile

Brian Matthew Gentile's current primary role is with KBP Brands. Brian Matthew Gentile currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: May, 2024 - Present
  Responsibilities: Board Member and investor in IPBC.

Other business experience in the past three years:

- Employer: KBP Brands
  Title: Senior Vice President
  Dates of Service: May, 2016 - Present
  Responsibilities: Responsible for Operations of Restaurants

Name: Brian Scott Masters

Brian Scott Masters's current primary role is with Adventhealth. Brian Scott Masters currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: June, 2018 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: Adventhealth
  Title: Doctor
  Dates of Service: January, 2017 - Present
  Responsibilities: Internal Medicine

Name: Joseph Phiilip Bowling Jr.

Joseph Phiilip Bowling Jr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer, Secretary, and Chairman of the Board
  Dates of Service: August, 2017 - Present
  Responsibilities: Responsible for improving operational efficiency and profitability, along with serving as a liason between the Board of Directors and day-to-day operations of the business.

Other business experience in the past three years:

- Employer: Dell Technologies
  Title: Sr. Manager, Presales Solution Architects
  Dates of Service: December, 2000 - August, 2024
  Responsibilities: Managed a team of sales engineers/presales architects supporting the sales organization that covered a set of enterprise customers in the Central US.

Name: Kelly Lynn Turenne

Kelly Lynn Turenne's current primary role is with Lockheed Martin Corporation . Kelly Lynn Turenne currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: November, 2024 - Present
  Responsibilities: Board of Directors member, providing oversight to high level company decisions and operations.

Other business experience in the past three years:

- Employer: Lockheed Martin Corporation
  Title: Director of Legal
  Dates of Service: September, 2020 - Present
  Responsibilities: Oversee litigation, employment, government compliance and legal investigations for the RMS business area.

Name: Richard Scheitler

Richard Scheitler's current primary role is with Charlie's Produce. Richard Scheitler currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: July, 2017 - Present
  Responsibilities: I am one of the founders and a Board member.

Other business experience in the past three years:

- Employer: Charlie's Produce
  Title: Chief Transformation Officer
  Dates of Service: January, 2024 - Present
  Responsibilities: I lead all the transformation and modernization efforts for the company.

Other business experience in the past three years:

- Employer: Darigold
  Title: Chief Transformation Officer and Chief Information Officer
  Dates of Service: September, 2019 - December, 2023
  Responsibilities: I lead all transformation and modernization efforts for the company and I also lead all of the technology, project/program management efforts as well as the continuous improvement program.

Name: James Crum

James Crum's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: June, 2017 - Present
  Responsibilities: I am a board member

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class B Non-Voting Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of

funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Non-Voting Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Joyland Brewing Company, LLC was formed on June 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Joyland Brewing Company, LLC has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Our failure to comply with governmental regulations could adversely affect our business.
The alcohol beverage business is subject to extensive federal, state, local and foreign laws and treaties, including, but not limited to, those related to: • building construction and zoning requirements; • environmental matters; • health and safety codes; • liquor sales; • the preparation, labeling and sale of alchohol; and • employment. Our operations are subject to regulation under state and local laws, including business, health, fire and safety codes. Also, various federal and state labor laws will govern our operations and our relationship with our employees, including minimum wage, overtime, accommodation and working conditions, benefits, citizenship requirements, insurance matters, workers' compensation, disability laws such as the Federal Americans with Disabilities Act, the Federal Affordable Care Act, child labor laws and anti-discrimination laws. We will specifically rely on liquor licenses to operate our Breweries, and to manufacture, sell and distribute our products. While we believe we can operate in substantial compliance with these laws, they are complex. As a result, regulatory risks are inherent in our operation. Although we believe that compliance with these laws will not have a material effect on our operations, there can be no assurance that we will not experience material difficulties or failures with respect to compliance. Our failure to comply with these laws could result in required renovations to our facility litigation, fines, penalties, judgments or other sanctions including the temporary suspension of operations or a delay in construction or opening of the Brewery, any of which could adversely affect our business, operations and our reputation. In addition, our inability to obtain, or loss of, one or more liquor licenses would have an adverse effect on our business. In addition, we cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcoholrelated societal problems,

including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting alcoholic beverage products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential. Also, the distribution of alcoholic beverage products is subject to extensive taxation, including, but not limited to, import taxes. An increase in taxes could significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of alcoholic beverages.

Regulatory requirements are cumbersome and expensive.
Each state in the United States has stringent government regulations controlling the marketing, sale, and distribution of alcoholic beverages. We may be required to obtain permits, licenses, or obtain approval from-and to pay fees, taxes, or duties to-a variety of state governmental agencies. These regulatory requirements can be costly and may hinder our ability to market and sell our products and operate efficiently.

Customer preferences and store traffic could be negatively impacted by health concerns about the consumption of our products.
Customer preferences and store traffic could be impacted by health concerns about the consumption of our products and could adversely affect sales. Negative publicity about ingredients, poor quality, injury, health concerns or allergens could cause customers to shift their preferences. This could adversely affect the demand for our products and result in a decrease in customer traffic at our Brewery, Tasting Rooms and/or product sales.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brand and decrease our sales.
The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations.

We face substantial competition in our industry and many factors may prevent us from competing successfully
The market for craft breweries is highly competitive. The Company expects to face additional competition from its existing competitors, as well as new market entrants in the future. The Company's current and potential competitors vary by size, product offerings and geographic region. These competitors may elect to partner with each other or with focused companies like the Company to grow their businesses. Some of these competitors have more personnel and significantly more cash resources than the Company. Many of the Company's current and potential competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater brand recognition, and more established relationships in the industry than the Company does. There is no assurance that the Company will be able to successfully compete with these competitors. It is also possible that new competitors or alliances among existing competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and inability to secure market share, any of which could materially adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results and financial condition. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licenses, or their employees, are subject to restrictions under certain state alcohol laws and may be prohibited from investing in this offering. Investors who hold such licenses, or are employed by license holders, should consult with their legal counsel to determine their eligibility before investing. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
ABINBEVWHO, LLC. (100% owned & managed by Glenn Russell Closson)	1,145,325	Class A Voting Common Stock	23.0%

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,500 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 5,000,000 outstanding.

Voting Rights

one vote per share

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 6(g) in the Subscription Agreement.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of this offering, you will have no voting rights. Therefore, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Membership Units
  Type of security sold: Equity
  Final amount sold: $275,000.00
  Number of Securities Sold: 184
  Use of proceeds: Acquiring another brewery production facility, kitchen, and taproom
  Date: July 01, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Class A Voting Common Stock
  Final amount sold: $0.00
  Use of proceeds: Agreement and Plan of Exchange
  Date: October 17, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue increased 15% from $1,010,807 in fiscal year 2023 to $1,162,507 in fiscal year 2024.

Overall Tasting Room Sales increased 21.4% from $637,069 to $773,265, driven largely by the opening of our second location, Ivanhoe Park Lager House, near Camping World Stadium and and Inter & Co Stadium (Orlando City & Orlando Pride soccer teams), and an increase in our capacity to host private events. Tasting Room Sales for the original Ivanhoe Park Brewing Company location decreased 10% due to public works projects and private development that restricted access to the taproom and significantly reduced parking in the area. With public works projects scheduled to end in Jan. 2025 and private development of residential and commercial space projected to end in late 2025, we expect taproom sales at this location to first return to prior levels and then show growth due to additional residences within blocks of the taproom.

Distribution Sales (Kegged Beer Sales & Packaged Beer Sales) saw a healthy increase, rising 10.3% from $351,501 in 2023 to $387,694.10 in 2024. Kegged Beer Sales grew substantially more than packaged sales, highlighting the increasing demand for on-premise consumption. This signals new opportunities for expansion in taproom sales as well as on-premise distribution. Additionally, our commitment to enhancing the customer experience is evident through the success of private events. These positive trends underscore our resilience and adaptability in a dynamic market, setting the stage for future growth.

Cost of Sales

Cost of Sales for fiscal year 2024 was $395,028 compared to $375,304 in fiscal year 2023, reflecting a 5.3% increase versus a

15% increase in Revenue over the same time period.

Taproom Cost of Sales was slightly lower when removing Kitchen COGS. which increased significantly by the opening of our Ivanhoe Park Lager House location in June 2024 with a full-service kitchen. The investment in kitchen inventory & supplies added to Cost of Sales for several months during startup without producing proportional increases in Revenue. Food sales are expected to represent a significant increase in Revenue going forward, and allow us to attract more and larger private events.

Wholesale (Distribution) Cost of Sales rose proportionately with the increase in Wholesale Sales, despite rising raw material costs. Streamlining inventory management reduced raw materials on hand, and improving efficiencies in certain stages of production reduced waste and loss. These strategic improvements have not only reduced our overall Cost of Sales, as a percentage of Revenue, but also positioned us to continue delivering quality products more efficiently.

Gross Margins

Gross Margins increased 20.8% from $635,504 in fiscal year 2023 to $767,480 in fiscal year 2024. This was driven largely by additional Taproom Sales at our Ivanhoe Park Lager House location, which are higher margin transactions than Wholesale (Distribution) Sales. The relatively strong increase in Gross Margins indicates that our efforts to streamline operations and manage costs effectively are helping to maintain strong profitability even in the face of rising labor and raw materials costs. We see an immense opportunity to continue improving Revenue and Gross Margins via private events at Ivanhoe Park Lager House, which are more profitable due to advanced planning. The near-doubling of brewing capacity has allowed us to significantly reduce the amount of contracted production in favor of higher margin internal production at this new location.

Expenses

Operating Expenses for fiscal year 2023 were $800,748 compared to $1,275,689 in fiscal year 2024. This rise in expenses is largely attributed to the startup costs of acquiring and reopening a failed brewery as Ivanhoe Park Lager House. The key areas of increase were payroll wages & tax (for taproom, kitchen, & brewing staff), rent & utilities, and job supplies to reopen this location & repair/maintain neglected equipment. Sales associated with this location rose steadily in the 6 months of operations in 2024 and are following an overall positive trend through 2025.

Other areas contributing to the increase include a notable uptick in insurance and labor costs, and repairs/maintenance to equipment at the original Ivanhoe Park Brewing Company location, caused by water and air quality degradation due to public works projects and private development.

A portion of these increases was offset by cost reductions from eliminating less profitable taproom events, reducing unnecessary meals & entertainment costs related to sales activities, and ending an unproductive marketing sponsorship with a local minor league sports team. This controlled approach to managing other expenses demonstrates our commitment to balancing growth with financial prudence.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue-generating. We are of the opinion that historical cash flows will not be fully indicative of the revenue and cash flows expected for the future due to our recent acquisition of another brewery with a tasting room and kitchen, which is expected to significantly boost both production capacity and customer engagement. Past cash was primarily generated through sales of our core beer products and equity investments. Our goal is to achieve sustained growth by diversifying our offerings, expanding distribution channels, and capitalizing on the newly acquired assets. Given the ongoing investments in scaling production, marketing, and integrating the new location, we anticipate a positive shift in future cash flows that is not entirely reflected in our historical data.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 3/31/2025, the Company has capital resources available in the form of $89,995.02 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. If the campaign reaches its maximum funding goal, approximately 7% of the Company's total funds will be made up of funds raised from this Regulation Crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for at least 2 years until the lease is up or renewed from there. This is based on a current monthly burn rate of $2,500 for expenses related to payroll, rent, inventory, etc.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate that the Company will be able to operate for 33 years. This is based on a projected monthly burn rate of $2,500 for expenses related to payroll, rent, inventory, etc.

The Company aims to cut future expenses, so should we raise the maximum funding amount in this offering, we anticipate overall spending to remain the same or decrease.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: SBA
  Amount Owed: $496,170.00
  Interest Rate: 3.75%
  Maturity Date: April 17, 2050
  The loan is subject to standard SBA security interests in Company assets.

Related Party Transactions

- Name of Person: Glenn R. Closson II
  Relationship to Company: Managing Member
  Nature / amount of interest in the transaction: The company provided guaranteed monthly payments to Mr. Closson II.
  Material Terms: Based on internal company records, the Related Party Payable balance was $24,445 and $107,679 as of December 31, 2023, and December 31, 202,4 respectively.

- Name of Person: Joseph P. Bowling Jr.
  Relationship to Company: Board Member
  Nature / amount of interest in the transaction: Mr. Bowling provided short-term loans in 2024 at 0% interest.
  Material Terms: Based on internal company records, the Related Party Payable balance was $100,000 as of December 31, 2024.

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or outstanding; (ii) there are no outstanding options, warrants, or other securities with a right to acquire shares; and (iii) no shares are reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  5.0%
  We will use 5% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  22.0%
  We will use 22% of the funds raised to purchase inventory for the Company's products in preparation of some huge opportunities to be announced soon.

- Company Employment
  22.0%
  We will use 22% of the funds to hire key personnel for daily operations, including the following roles: Office Admin, Brand Ambassador, and Warehouse Manager. Wages to be commensurate with training, experience and position.

- Working Capital
  31.0%
  We will use 31% of the funds for working capital to cover expenses for the continued product and distribution expenses as well as ongoing day-to-day operations of the Company.

- Marketing
  2.5%
  We will use 2.5% of the funds to market the crowdfunding campaign.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  5.0%
  We will use 5% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  22.0%
  We will use 22% of the funds raised to purchase inventory for the Company's products in preparation of some huge opportunities to be announced soon.

- Company Employment
  22.0%
  We will use 22% of the funds to hire key personnel for daily operations, including the following roles: Office Admin, Brand Ambassador, and Warehouse Manager. Wages to be commensurate with training, experience and position.

- Working Capital
  31.0%
  We will use 31% of the funds for working capital to cover expenses for the continued product and distribution expenses as well as ongoing day-to-day operations of the Company.

- Marketing
  13.5%
  We will use 13.5% of the funds to market the crowdfunding campaign.

- StartEngine Service Fee
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://ivanhoeparkbrewing.com (https://www.IvanhoeParkBrewing.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ivanhoe-park-brewing-company

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Joyland Brewing Holdings, Inc.

[See attached]

Joyland Brewing Holdings, Inc.
(the "Company")
a Delaware Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Joyland Brewing Holdings, Inc., Management

We have reviewed the accompanying financial statements of Joyland Brewing Holdings, Inc., (the Company) which comprise the statement of financial position as of December 31, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

Emphasis of Matter on Predecessor Entity:
Joyland Brewing Company, LLC, doing business as "Ivanhoe Park Brewing Co.," was formed on June 9, 2017, in the State of Florida. As a predecessor entity, it will continue to operate as a subsidiary of the Company following the Company's inception.

RNB Capital LLC

Tamarac, FL 33321
April 16, 2025

JOYLAND BREWING HOLDINGS INC.
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

		As of December 31, 2024 (Post-Consolidation)	2023 (Pre-Consolidation)
ASSETS			
Current Assets:			
Cash & cash equivalents	$	142,856	67,906
Accounts Receivable		8,679	6,699
Inventory		396,098	384,321
Other Current Assets		77,161	41,111
Total Current Assets	$	624,794	500,037
Non-Current Assets:			
Fixed Assets - net	$	759,534	725,846
Deposits		131,048	110,800
Right of Use Assets		816,558	210,659
Other Assets		11,569	12,020
Total Non-Current Assets	$	1,718,708	1,059,324
TOTAL ASSETS	$	2,343,502	1,559,361
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	137,856	78,479
Credit Cards		147,218	112,443
Line of Credit		46,348	-
Due to Related Party		207,679	28,445
Loans Payable-Current portion		13,395	12,903
Short Term Lease Liability		286,204	105,533
Other Current Liabilities		62,653	24,048
Total Current Liabilities	$	901,354	361,851
Non-Current Liabilities:			
Loans Payable	$	464,277	483,267
Accrued Interest		50,374	33,194
Lease Liability		561,426	126,883
Other Non-current Liabilities		-	-
Total Non-Current Liabilities	$	1,076,077	643,343
TOTAL LIABILITIES	$	1,977,431	1,005,194
EQUITY			
Member's Capital	$	-	2,054,745
Common Stock		500	-
Additional Paid-in Capital		2,504,245	-
Retained earnings (Deficit)		(2,138,674)	(1,500,578)
TOTAL EQUITY	$	366,071	554,167
TOTAL LIABILITIES AND EQUITY	$	2,343,502	1,559,361

See Accompanying Notes to these Unaudited Financial Statements

JOYLAND BREWING HOLDINGS INC.
STATEMENT OF OPERATIONS

		Year Ended December 31,	
		2024	**2024**
		(Post-Consolidation)	(Pre-Consolidation)
Revenues			
Sales	$	1,162,507	1,010,807
Cost of Goods Sold		395,028	375,304
Gross Profit		767,480	635,504
Operating Expenses			
Advertising & Marketing	$	68,243	57,344
Payroll		404,931	276,845
Taxes & Licenses		20,652	17,240
Rent and Lease		194,776	132,206
General and Administrative		318,996	263,176
Depreciation Expense		267,641	52,000
Amortization Expense		451	1,937
Total Operating Expenses		**1,275,689**	**800,748**
Total Loss from Operations		**(508,210)**	**(165,244)**
Other (Expense)			
Misc Income	$	20,600	205
Interest Expense		(17,181)	(17,655)
Bank Fees		(33,305)	(28,884)
Misc Expense		(100,000)	(100,000)
Total Other Income (Expense)		**(129,886)**	**(146,334)**
Net Income (Loss)	**$**	**(638,096)**	**(311,579)**

See Accompanying Notes to these Unaudited Financial Statements

JOYLAND BREWING HOLDINGS INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Member's Capital		Common Stock		APIC	Retained earnings	Total Shareholders'
	Units	$ Amount	# of Shares	$ Amount		(Deficit)	Equity
Beginning balance at 12/31/2022	-	2,054,745	-	-	-	(1,188,999)	865,746
Contribution			-	-	-	-	-
Net income (loss)	-	-	-	-	-	(311,579)	(311,579)
Ending balance at 12/31/2023	-	2,054,745	-	-	-	(1,500,578)	554,167
LLC Consolidation to Corporation	-	(2,054,745)	-	-	-	-	(2,054,745)
Issuance of Common Stock	-	-	5,000,000	500	-	-	500
Additional Paid in Capital	-	-	-	-	2,504,245	-	2,504,245
Net income (loss)	-	-	-	-	-	(638,096)	(638,096)
Ending balance at 12/31/24	-	-	5,000,000	500	2,504,245	(2,138,674)	366,071

See Accompanying Notes to these Unaudited Financial Statements

JOYLAND BREWING HOLDINGS INC.
STATEMENT OF CASH FLOWS

		Year Ended December 31,	
		2024	**2023**
		(Post-Consolidation)	(Pre-Consolidation)
OPERATING ACTIVITIES			
Net Loss	$	(638,096)	(311,579)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation Expense		267,641	52,000
Amortization Expense		451	1,937
(Increase) Decrease in Assets			
Accounts Receivable		(1,980)	23,217
Inventory		(11,776)	15,016
Other Current Assets		(36,050)	(5,831)
Deposits		(20,248)	10,953
Right of Use Assets		(605,900)	92,603
Other Assets		-	-
Increase (Decrease) in Liabilities			
Accounts Payable		59,377	(58,171)
Other Current Liabilities		38,605	(10,857)
Accrued Interest		17,181	3,135
Lease Liability		615,214	(100,911)
Other Non-current Liabilities		-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		322,516	23,092
Net Cash provided by (used in) Operating Activities		(315,580)	(288,487)
INVESTING ACTIVITIES			
Fixed Assets (Acquisition) Disposal	$	(301,329)	201,400
Net Cash used in Investing Activities		(301,329)	201,400
FINANCING ACTIVITIES			
Proceeds from (Payments) for Loans	$	(18,498)	(0)
Proceeds from (Payments) for Credit Cards		34,776	83,861
Proceeds from (Payments) for Line of Credit		46,348	-
Proceeds from Related Party		179,234	(917)
LLC Consolidation to Corporation		(2,054,745)	-
Issuance of Capital		2,504,745	-
Net Cash provided by Financing Activities		691,859	82,944
Cash at the beginning of period		67,906	72,049
Net Cash increase (decrease) for period		74,950	(4,143)
Cash at end of period		142,856	67,906

See Accompanying Notes to these Unaudited Financial Statements

Joyland Brewing Holdings Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Joyland Brewing Company, LLC, dba Ivanhoe Park Brewing Co., was formed in Florida on June 9, 2017.

As part of a strategic restructuring aimed at supporting future growth and attracting investment, Joyland Brewing Holdings Inc. ("the Company") was incorporated in the State of Delaware on November 12, 2024, to serve as the parent company overseeing the operations of its subsidiaries, including Joyland Brewing Company, LLC and Ivanhoe Park Lager House, LLC, which was rebranded from a previously acquired brewing business.

The Company plans to generate revenue through both subsidiaries. Joyland Brewing Company, LLC will continue its core operations of producing and selling craft beer in both packaged and draft formats, while also generating revenue through tasting room sales, merchandise, and events. Ivanhoe Park Lager House operates as a full-service kitchen and bar, earning revenue from food and beverage sales as well as special programming.

The headquarters of the Company and its subsidiaries remain in Orlando, Florida, with a customer base primarily located in Central Florida and plans for regional expansion in the future.

In 2025, a key initiative for Joyland Brewing Holdings Inc. is to launch a Regulation CF crowdfunding campaign to raise capital and support its next phase of growth.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Going Concern:</u>

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations through the continuing operations of its subsidiary Joyland Brewing Company, LLC and the commencement of Ivanhoe Park Lager House, LLC's operations and has still realized losses since inception and may continue to generate losses. In response, management has undertaken strategic initiatives aimed at improving financial performance and liquidity. The incorporation of Joyland Brewing Holdings Inc. represents an initial step in a broader restructuring plan intended to support operational growth and facilitate future capital raising. In 2024, the Company expanded its operations through its subsidiaries, including the continued operations of Joyland Brewing Company, LLC and the launch of Ivanhoe Park Lager House, LLC. The new location associated with Ivanhoe Park Lager House, LLC provided enhanced facilities and expanded product and service offerings which contributed to improved production margins, greater inventory control, and reduced storage and distribution costs. As a result of these efforts, the Company reported a 40% increase in revenue for the first quarter of 2025 compared to the same period in 2024. The Company views the improved financial indicators as an early sign of continued growth and remains confident that this trend can be sustained through a strategic focus on brand expansion and strengthening community engagement.

However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities..

Basis of Consolidation

As of December 31, 2023, the financial statements reflected the operations of Joyland Brewing Company, LLC, dba Ivanhoe Park Brewing Co., which was the only operating entity at that time.

The financial statements as of December 31, 2024 of the Company already include the consolidated results of its wholly owned subsidiaries: Joyland Brewing Company, LLC and Ivanhoe Park Lager House, LLC. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The Company had $142,856 in cash as of December 31, 2024, and $67,906 as of December 31, 2023.

Accounts Receivable

Trade receivables represent uncollateralized amounts due from customers under standard trade terms. These receivables are recorded at the invoiced amount. Payments are usually applied to the specific invoices identified in the customer's remittance advice, or if not specified, to the oldest outstanding balances. While payments are generally collected upfront, some merchants through whom the Company sells its products may remit funds on a delayed basis, collecting payment from the customer first, then transferring it to the Company within the agreed credit period of 10 to 30 days.

Inventory

Inventory consisted primarily of raw materials, inventory in-transit and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory balance prior to consolidation and as of December 31, 2024 and 2023 are as follows:

	2024	**2023**
	(Post-Consolidation)	(Pre-Consolidation)
Raw Materials	7,796	15,300
Work In Progress	6,051	5,572
Finished Goods	382,250	363,449
Total	**396,098**	**384,321**

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**2024**	**2023**
		(Post-Consolidation)	(Pre-Consolidation)
Equipment	7-39	883,480	582,151
Leasehold Improvements	7-39	701,558	701,558
Less Accumulated Depreciation		(825,505)	(557,864)
Totals		**759,534**	**725,846**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues from two primary streams: (1) direct sales of beer, food, and beverages at its taproom locations, including Ivanhoe Park Lager House and Ivanhoe Park Brewing Co., and (2) distribution sales to third-party distributors.

The Company's payments are generally collected at the point of sale for taproom transactions, while distribution sales are performed on credit, with payment terms of Net 10 and Net 30, respectively.

The Company's primary performance obligation is the delivery of food and beverages to customers at the taproom or the transfer of beer products to distributors.Revenue is recognized at the point in time when the performance obligation is satisfied, either upon sale and delivery to the customer at the taproom or upon pickup by the distributor, when ownership transfers.

Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (with a corresponding adjustment to cost of sales) for its right to recover products from customers upon settlement of any refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Payroll Expenses

The amount of salaries and wages paid to employees in exchange for services rendered to the Company. The employees had an employer-employee relationship with the Company as of the reporting period.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and Delaware. The Company has incurred cumulative losses since inception and has not recorded any current income tax expense for the years ended December 31, 2024.

The Company has already filed its tax returns as of the date of these financials.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During 2024, the Company received additional funding from its two shareholders to support operating capital needs. These funds are non-interest-bearing and do not have fixed repayment terms. However, management intends to repay the amounts as cash flow permits, with the goal of full repayment by the end of 2025.

The outstanding balance of these liabilities increased from $28,445 at the end of 2023 to $207,679 as of December 31, 2024.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

As of December 31, 2024, the lease entered into by the Company's subsidiary Joyland Brewing Company, LLC for the premises located at 1300 Alden Road in Orlando, Florida remained in effect. The lease was originally executed on August 14, 2017, for approximately 4,000 square feet of commercial space under an eight-year term, as subsequently amended. The lease commenced on March 1, 2018, and is scheduled to expire on February 28, 2026.

In 2024, that same subsidiary entered into a new lease agreement for approximately 14,048 square feet of real property and associated buildings located on Orange Blossom Trail in Orlando, Florida. The lease commenced on May 28, 2024, and has an initial term of five years. The agreement includes an option to renew for an additional five-year term, with renewal terms to be negotiated at the time of exercise.

Details of the lease is summarized below:

	2024 (Post-Consolidation)	**2023** (Pre-Consolidation)
Lease expense		
Finance lease expense		
Amortization of ROU assets	-	-
Interest on lease liabilities	-	-
Operating lease expense	194,776	100,358
Variable lease expense	-	
Total	**194,776**	**100,358**
Other Information		
Operating cash flows from operating leases	179,583	108,667
ROU assets obtained in exchange for new operating lease liabilities	789,930	-
Weighted-average remaining lease term in years for finance leases	-	-
Weighted-average remaining lease term in years for operating leases	4	2
Weighted-average discount rate for finance leases	-	-

Weighted-average discount rate for operating leases	0.42%	2.78%

Maturity Analysis		Operating	
	2025-12	288,100	
	2026-12	203,485	110,400
	2027-12	171,822	110,400
	2028-12	171,822	18,400
	Thereafter	14,318	-
Total undiscounted cash flows		849,547	239,200
Less: present value discount		(1,917)	(6,785)
Total lease liabilities		847,630	232,415

NOTE 5 – LIABILITIES AND DEBT

As of December 31, 2024, the loans entered into by the Company's subsidiary, Joyland Brewing Company, LLC, on April 17, 2020, remained outstanding. The subsidiary entered into two loan agreements with the U.S. Small Business Administration (SBA) totaling a principal amount of $496,170. The loans carry an interest rate of 3.75% and have a term of 30 years, with a maturity date of April 17, 2050.

Further details of the loans are as follows:

				For the Year Ended December 31,2024 (Post-Consolidation)			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
SBA Loan 1	248,200	3.75%	4/17/2050	6,083	228,807	234,890	-
SBA Loan 2	247,970	3.75%	4/17/2050	7,312	235,470	242,782	-
Total SBA Loans	**496,170**			**13,395**	**464,277**	**477,672**	**50,374**

		For the Period Ended December 31, 2023 (Pre-Consolidation)		
Debt Instrument Name	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
SBA Loan 1	5,860	242,340	248,200	-
SBA Loan 2	7,043	240,927	247,970	-
Total SBA Loans	**12,903**	**483,267**	**496,170**	**33,194**

5 Year Debt Maturities

	Amount
2025	13,395
2026	13,906
2027	14,437
2028	14,988
2029	15,559
2030 and Beyond	405,386
Totals	**477,672**

NOTE 6 – EQUITY

The Company is authorized to issue 6,000,000 shares of common stock, consisting of 5,000,000 shares of Class A voting common stock and 1,000,000 shares of Class B non-voting common stock, each with a par value of $0.00001 per share. As of December 31, 2024, 5,000,000 shares of Class A common stock were issued and outstanding.

Voting Rights: Only holders of Class A common stock are entitled to one vote per share on matters submitted to a vote of the stockholders.

Conversion: At the discretion of the Board of Directors, Class B common stock may be converted into Class A common stock on a one-for-one basis.

Dividends: Holders of common stock are entitled to receive dividends when, and if, declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 16, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine

GET A PIECE OF IVANHOE PARK BREWING COMPANY

Committed to Community

Ivanhoe Park Brewing Co. is a community owned, established, and expanding craft brewery in Central Florida, known for its award-winning beers. We are currently in the process of expanding with the recent acquisition of our second location, Ivanhoe Park Lager House.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



BREWING CRAFT, BUILDING COMMUNITY
A TOAST TO LOCAL FLAVOR

$184,736.47 Raised

Get Equity
$2.00 Per Share

RAISED	INVESTORS
$184,736.47	52
MIN INVEST	**VALUATION**
$500	$10M

REASONS TO INVEST

- Ivanhoe Park Brewing Co. offers a diverse lineup of award-winning, handcrafted beers, including IPAs, stouts, lagers, and seasonal specialties, catering to a growing demand for unique flavors.

- With growth in sales, distribution, and community engagement, Ivanhoe Park Brewing Co. aims to expand its market presence, supported by strong customer loyalty and brand recognition.

- Investing in Ivanhoe Park Brewing Co. means supporting a brewery deeply rooted in its community, with plans for potential new venues, enhanced customer experiences, and increased production capacity.

TEAM



Glenn Closson • CEO, Founder, Principal Accounting Officer & Board of Directors

Glenn Closson, the dynamic CEO and CFO of Ivanhoe Park Brewing Co., began his journey in the brewing world with a passion for home brewing in 2010. This hobby led him to open his first brewery in Southern California in 2013, where he quickly found success before selling the majority of the business in 2016. He was the driving force that founded Ivanhoe Park Brewing Company in 2018 and assembled the leadership team we have today. At the helm, Glenn combines his financial expertise with his love for craft beer to grow the brewery into a vibrant community hub. Outside of work, he enjoys traveling, supporting local initiatives, and spending quality time with his wife and dog.

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Eric Van Wormer • Brewing Operations/Head Brewer

Eric Van Wormer, Director of Brewing Operations and Head Brewer at Ivanhoe Park Brewing Co., is the creative mind behind the brewery's award-winning beers. With years of experience and a passion for innovation, Eric leads the brewing team in crafting the exceptional brews that have garnered both local and national recognition. Under his leadership for the past 5 years, Ivanhoe Park's beers have won multiple awards, further cementing the brewery's reputation for quality and creativity. Eric ensures that every beer, from flagship offerings to experimental brews, reflects Ivanhoe Park's dedication to excellence. When not brewing, he enjoys exploring new techniques and supporting the vibrant Orlando beer community.

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Joe Bowling • COO/Secretary, Founder, & Chairman of the Board of Directors

Joe Bowling, COO, Secretary, and Chairman of the Board at Ivanhoe Park Brewing Co., brings over 30 years of experience in technology and business leadership to his role. His expertise in problem solving, operations, and analytics was honed through roles at Lexmark International and IBM Global Services. Prior to joining the brewing industry, Joe had a distinguished 23-year career at EMC and Dell Technologies in technical sales and sales leadership. Now at Ivanhoe Park, Joe combines his deep operational knowledge with his 25+ year passion for home brewing and craft beer to help steer the company's growth. When not focused on business, Joe enjoys outdoor activities, immersing himself in the world of craft beer, traveling, and contributing to local communities.

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Josh Todd • Director of Sales, Founder, & Board of Directors

Josh Todd, Director of Sales and Board Member at Ivanhoe Park Brewing Co., brings over a decade of experience in strategic partnerships and account management to the team. Prior to joining Ivanhoe Park, Josh held senior leadership roles in companies such as Transcom Solutions and Arch Care Consultants, where he honed his skills in brand management and client relationships. His career in sales and partnerships has spanned multiple industries, providing him with a broad perspective and a results-driven approach. At Ivanhoe Park, Josh is dedicated to expanding the brewery's presence and fostering strong relationships with distributors and customers alike. Outside of work, he enjoys exploring Florida's craft beer scene and engaging with the local community.

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Lisa Rain • Taproom, Events, & Marketing Manager

Lisa Rain, Taproom, Events, and Marketing Manager at Ivanhoe Park Brewing Co., is a dynamic force behind the brewery's vibrant atmosphere and community engagement. With a background in event planning and marketing, Lisa excels at creating memorable experiences for guests, from themed events to taproom promotions. Her creativity and strategic thinking help amplify the brewery's brand and foster a welcoming environment for all. An active member of the community, Lisa sits on several local boards, further enhancing her connection to the Orlando area. When she's not managing the taproom or planning exciting events, Lisa enjoys traveling and spending quality time with her husband and dog.

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Brian Masters • Board of Directors & Founder

Brian Masters, Director and Founder of Ivanhoe Park Brewing Co., is a passionate craft beer enthusiast dedicated to building a community-centric brewery. He envisioned Ivanhoe Park as a welcoming space where people could gather to enjoy exceptional beers and connect with one another. Brian's commitment to quality and innovation is reflected in the brewery's diverse lineup of brews, which have earned accolades and a loyal following. He fosters a collaborative environment that encourages creativity and excellence among his team. Outside of brewing, Brian enjoys engaging with the local community and exploring new beer styles with family and friends.

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Brian Gentile • Board of Directors

Brian Gentile, Director at Ivanhoe Park Brewing Co., is a seasoned leader in the food and beverage industry with over 30 years of experience. Currently serving as Senior Vice President at KBP Foods, one of the largest YUM! franchisees in the nation, Brian oversees a vast network of restaurants, contributing to the company's reputation as one of the fastest-growing restaurant companies in the country. His expertise in operations and management has consistently driven significant revenue growth and operational excellence. At Ivanhoe Park, Brian applies his extensive experience to support the brewery's strategic initiatives and community engagement efforts. Outside of work, he enjoys playing golf, exploring craft beer and connecting with the local community.

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Kelly Turenne • Board of Directors

Kelly Turenne, Director at Ivanhoe Park Brewing Co., brings a wealth of legal expertise to the team, specializing in corporate law, contracts, alcohol beverage control law, litigation, and employment. During her time at Quarles & Brady LLP, Kelly represented one of the largest breweries in the country. With a strong background in corporate law, she applies her experience to support the brewery's operations while fostering a culture of integrity and accountability. Her strategic guidance plays a vital role in navigating the complex landscape of the brewing industry. Outside of work, Kelly enjoys travel, exploring craft beer, engaging with the local community, and advocating for responsible business practices.

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Richard Scheitler • Board Member

Board Member & one of the founders of Ivanhoe Park Brewing.

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James Crum • Board Member

Board Member for Ivanhoe Park Brewing

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THE PITCH

From Startup to Staple


A COMMITMENT TO COMMUNITY
AND AWARD WINNING
CRAFT BEER

Ivanhoe Park Brewing Co. is a thriving craft brewery in Central Florida, celebrated for its high-quality, award-winning beers and strong community ties. With years of industry experience, a successful taproom, and recent expansion into a second location, Ivanhoe Park is positioning for potential growth. Our unique brews and community-driven approach have earned us recognition, making us standout in an increasingly competitive market.

THE OPPORTUNITY

Growing Beyond the Taproom

Ivanhoe Park Brewing Co. was born from a passion for brewing exceptional craft beer and fostering a sense of community. Our mission is to create a welcoming space where people can connect and celebrate life. What sets us apart is our commitment to quality, community engagement, and our historical roots, which are reflected in our brand and product offerings.

Our business model thrives on diverse revenue streams, including taproom sales, distribution to local bars and retail outlets, and hosting community events. With the addition of Ivanhoe Park Lager House, we are expanding our production capacity and introducing new experiences like beer and food pairings. This diversification is designed to help meet demand and reach new markets, all while staying true to our community-focused mission.


OUR BREWS
A DEVOTION TO THE CRAFT
GUAVACATION
SOUR-BERLINER WEISSE
3.6% ABV
PARK HOPP'R
GOLDEN PILSNER
5% ABV
JOYLAND
AMERICAN IPA
7% ABV

THE MARKET & OUR TRACTION

Our Market Reach and Award-Winning Brews


GROWING BEYOND OUR TAPROOM
We have forged strong partnerships with local sports teams, venues, and businesses, such as Track Shack and various non-profits
I P B
CO.

The craft beer market in the U.S. was valued at $28.9 billion in 2023, with continued growth driven by consumer demand for unique, high-quality brews (source). Ivanhoe Park Brewing Co. has successfully tapped into this market, expanding from a local startup to a well-recognized brand in Central Florida. Our beers are distributed across various local bars, restaurants, and retail outlets, and our customer base is steadily growing.

We have garnered numerous awards, including multiple medals from the U.S. Open Beer Championship and Best Florida Beer. The recent acquisition of Ivanhoe Park Lager House further strengthens our position, increasing production capacity and enhancing customer experience through food pairings and expanded event offerings.

In addition, we have established valuable partnerships with notable brands and local businesses, such as Track Shack and various non-profits, which continue to enhance our community presence. We are proud sponsors of the Orlando Solar Bears, with whom we have collaborated on several major events, including a Guinness World Record achievement for the most people wearing Hawaiian shirts. Our strategic partnerships with sports teams and venues, alongside these events, continue to strengthen our brand and expand our reach.


AWARDS & RECOGNITION
MEDAL-WORTHY EXCELLENCE
2019
Best Florida Beer Gold
Tupac ShaPorter
2020
US Open Beer Bronze
Bungalow Belgian Witbier
US Open Beer Bronze
Park Hopp'r Pilsner
Best Florida Beer Gold
Park Hopp'r Pilsner
2022
World Beer Cup Bronze
Half-Toberfest Vienna
Best Florida Beer Gold
1915 California Common
Best Florida Beer Silver
Half-Toberfest Vienna
DRAFT Magazine Top 100 Beers
1915 California Common (Q2) and Dynastor-
2021
Wine Enthusiast
Ivanhoe Park Guavacation (Berliner Weisse) included in the Top 100 Wines of 2021
2023
Best Florida Beer Gold
Guavacation
Best Florida Beer Silver
Tupac ShaPorter
US Open Beer Silver
Tupac ShaPorter
US Open Beer Bronze

Common (Q2) and Dynastor-Red Lager (Q2)

Tupac ShaPorter

US Open Beer Bronze
Masquerade White Stout

2024

Best Florida Beer Gold
Guavacation

Best Florida Beer Silver
Tupac ShaPorter

US Open Beer Bronze
Masquerade White Stout | Toboggan Blonde Ale

Best of Orlando
Winner in 7 categories in Orlando Weekly Reader's Choice

WHY INVEST

Support a Thriving Craft Brewery


IVANHOE PARK
INVEST TODAY
Join us in crafting not just exceptional beer, but also a vibrant, inclusive, and connected community.

Investing in Ivanhoe Park Brewing Co. is an opportunity to be part of a thriving craft brewery with a strong community focus and a proven track record of success. With your support, we plan to expand operations, enhance our product offerings, and deepen our ties with the community.

Join us in crafting not just exceptional beer, but also a vibrant, inclusive, and connected community. Invest in Ivanhoe Park Brewing.


IVANHOE PARK
PARK HOPP'R
HOPS
BODY
COLOR


IVANHOE PARK
BUNGALOW
HOPS
BODY
COLOR


IVANHOE PARK
JOYLAND
AMERICAN IPA
HOPS
BODY
COLOR


IVANHOE PARK
TOBOGGAN
BLONDE ALE
HOPS
BODY
COLOR

ABOUT

HEADQUARTERS
1300 Alden Rd
Orlando, FL 32803

WEBSITE
View Site

Ivanhoe Park Brewing Co. is a community owned, established, and expanding craft brewery in Central Florida, known for its award-winning beers. We are currently in the process of expanding with the recent acquisition of our second location, Ivanhoe Park Lager House.

TERMS

Ivanhoe Park Brewing Company

Overview

PRICE PER SHARE
$2

VALUATION
$10M

DEADLINE
Aug. 30, 2025 at 6:59 AM UTC

FUNDING GOAL
$20K - $1.24M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Class B Non-Voting Common Stock

MIN NUMBER OF SHARES OFFERED
10,000

MAX NUMBER OF SHARES OFFERED
617,500

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$2,343,502	$1,559,361
Cash & Cash Equivalents	$142,856	$67,906
Accounts Receivable	$8,679	$6,699
Short-Term Debt	$901,354	$361,851
Long-Term Debt	$1,076,077	$643,343
Revenue & Sales	$1,162,507	$1,010,807
Costs of Goods Sold	$395,028	$375,304
Taxes Paid	$0	$0
Net Income	-$638,096	-$311,579

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, or their employees, are subject to restrictions under certain state alcohol laws and may be prohibited from investing in this offering. Investors who hold such licenses, or are employed by license holders, should consult with their legal counsel to determine their eligibility before investing.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus

If you are a predesignated member of Joyland Brewing Holdings, Inc., you are eligible for 30% additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive an investor-exclusive Ivanhoe Park Brewing Co. branded hat.

Tier 2 Perk: Invest $5,000+ and receive all prior perks + plus 25% off your bill at our Orlando brewery or when you place an order online through our website + 5% bonus shares.

Tier 3 Perk: Invest $10,000+ and receive all prior perks plus a VIP brewery tour and tasting experience for you and up to 3 guests + 10% bonus shares.

Tier 4 Perk: Invest $20,000+ and receive all prior perks plus an invite to a luxury exclusive dinner event for you + 1 guest where you get the experience of brewing your own beer for your personal consumption* + 15% bonus shares.

Tier 5 Perk: Invest $50,000+ and receive all prior perks + the opportunity to collaborate on a limited-edition brew + 20% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

Joyland Brewing Holdings, Inc. D/B/A Ivanhoe Park Brewing Company will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $2.00 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $200.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

ALL UPDATES

06.24.25

Celebrating 7 Years of Ivanhoe Park Brewing Co! 🍻



On June 29, 2018, Mayor Buddy Dyer helped us kick off something truly special when he tapped a keg firkin and officially proclaimed it Ivanhoe Park Brewing Co Day! That unforgettable moment marked the beginning of our journey—and every year since, we've proudly celebrated this day with our amazing community.

As we approach the 7th anniversary of that milestone, we reflect on the community support and shared experiences that have contributed to this tradition. It's been an honor to carry this legacy forward, and we're excited to continue the celebration for years to come.

We aim to continue this tradition for years to come. 🍻 #IvanhoeParkBrewing #CheersTo7Years #OrlandoBeer



open a brewery; and

Ivanhoe Village Main Street is a member of the Orlando Main
on preservation-based economic development and community
and

the City of Orlando is proud to welcome Ivanhoe Park Brewing
one of the unique local businesses within the city that will serv
visitors, and looks forward to the success of the brewery in Iva

NOW, THEREFORE, I, BUDDY DYER, MAYOR OF TH
ORLANDO, hereby do proclaim June 29, 2018, as

"Ivanhoe Park Brewing Day"

n the City of Orlando.

IN WITNESS WHEREOF,
set my hand and caused the S
Orlando to be affixed this 29
2018.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

06.20.25

Camp Ivanhoe Kicks Off Next Week!


Camp
Ivanhoe
IVANHOEPARKBREWINGCO
Land of Many Beers
Camp
Ivanhoe
IVANHOEPARKBREWINGCO
Land of Many Beers
CAMP IVANHOE
IVANHOE PARK

We're lacing up our boots and getting ready for a week of nostalgia and hops—**Camp Ivanhoe returns** next week to celebrate **7 years** since our soft opening!

🎉 **Seven Years of Community & Craft**

From our very first pour to today, Ivanhoe Park Brewing Co. has become a significant part of Orlando's craft beer scene. To mark this major milestone, we're throwing it back with a full week of **adult summer camp fun** at the brewery.

🏕️ **Welcome to Camp Ivanhoe**

Guests will enjoy a week packed with themed activities, daily beer releases, and all the camp-style camaraderie you'd expect—no bug spray required. From arts & crafts and trivia challenges to yard games and brewery tours, each day brings a new way to connect, unwind, and celebrate.

🏅 **Earn Your Camp Badges**

Every completed activity earns guests a **Camp Ivanhoe Badge**—collect all four and unlock access to a limited-edition, branded **Camp Ivanhoe tumbler** available for purchase. It's the ultimate keepsake for our most dedicated campers.

🍻 **Fresh Brews for Every Activity**

We're pairing each day's experience with exclusive beer releases crafted just for Camp Ivanhoe. Think refreshing, sessionable brews that match the laid-back summer spirit of the event.

📈 **Why It Matters to Investors**

Camp Ivanhoe exemplifies our approach to combining brand storytelling with memorable guest experiences. We believe this anniversary event has the potential to reinforce customer loyalty, increase taproom traffic, and showcase our creative edge, all while aiming to deepen our connection to the local community.

Thank you to our investors for believing in our vision. With 7 years behind us, we are optimistic about our future growth and development.

#CampIvanhoe #7YearsOfBrew #IvanhoeAnniversary #AdultSummerCamp #CraftWithCharacter #CommunityCrafted #InvestLocal

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

06.18.25

Celebrating 1 Year of Crispy Goodness!



We just marked a huge milestone—the **1-year anniversary of the Ivanhoe Park Lager House**! To celebrate, we hosted the inaugural **Crispy Boi Beer Fest,** and it was well-received by attendees.

🍻 **20 Breweries. One Crisp Community.**

We were honored to welcome 20 local breweries who joined us in pouring their finest lagers, pilsners, and crushable styles alongside our own. This showcase of Florida's brewing talent emphasized what Ivanhoe Park is all about—collaboration over competition and growing the craft beer scene together.

🎟️ **A Sold-Out Smash**

The event was well-attended, drawing an excited crowd of beer lovers who came ready to explore crispy flavors, vibe to music, and support the local craft movement. With food trucks, exclusive small-batch pours, and an electric atmosphere, the Lager House was buzzing with energy.

🌟 **Why It Matters to Investors**

This event was more than just a party—it was a statement. We believe this demonstrates our strong brand presence, collaborative reputation, and potential for event-driven growth. We are working towards becoming a preferred craft beer destination in Central Florida.

To our investor community: **thank you** for helping us make this first year unforgettable. Here's to many more crisp, community-powered milestones.

#CrispyBoiBeerFest #IvanhoeParkLagerHouse #CraftCollaboration #1YearOfCrisp #CommunityCrafted #InvestLocal






REPÚBLICA

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

06.09.25

Chilling News: Cans at ICEBAR Orlando! ❄️🍻



We're thrilled to announce a frosty and flavorful partnership with one of Orlando's coolest venues—**ICEBAR Orlando!**

What started as a draft-only collaboration has now evolved into something even more exciting: **Shredding Yeti Blonde Ale** and **Raging Yeti IPA** are now officially **canned and ready to chill!**

🧊 **Shredding Yeti Blonde Ale** – A crisp, smooth, and easy-drinking brew perfect for cooling off—even inside a bar made of ice.

🔥 **Raging Yeti IPA** – Bold, hoppy, and full of character, this IPA brings the heat to balance out the chill.

These uniquely branded beers, brewed exclusively for **ICEBAR Orlando**, will now be available for guests to enjoy onsite and beyond, showcasing our ability to create standout private-label partnerships.

This move into canning expands the reach of our collaboration, drives production growth, and highlights how Ivanhoe Park Brewing Co. continues to be a go-to partner for local brands looking to elevate their beverage offerings.

Thank you to our investor community for fueling our momentum. Here's to more bold flavors, more great partners, and more Yetis in the wild.

#IvanhoeParkBrewing #ICEBAROrlando #ShreddingYeti #RagingYeti #CraftBeerCollab #PrivateLabelBrews #CannedCraftBeer #InvestLocal #CommunityCrafted

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

06.06.25

Now on Tap at All Westgate Resorts! 🍻


WESTGATE RESORTS
Queen OF THE BLONDES ALE
IVANHOE PARK

We're excited to share a **major milestone** in our continued growth and distribution: **Ivanhoe Park Brewing Co. is now the official draft beer supplier for all Westgate Resorts locations!**

Guests across Westgate properties can now enjoy:

👑 **Queen of Blondes** – Our easy-drinking, crowd-pleasing Blonde Ale that's light, crisp, and perfect for any setting.

🌲 **Westgate IPA** – A custom-crafted India Pale Ale brewed exclusively for Westgate, bursting with flavor and balanced bitterness.

This partnership marks another step forward in our mission to bring locally brewed craft beer to new audiences across the state and beyond. Being chosen by a hospitality brand as iconic as **Westgate Resorts** is not just a distribution win—it's a sign of trust in our quality, consistency, and commitment to excellence.

As we continue to grow our footprint, partnerships like this help us reach more guests, increase production, and showcase the strength of a **community-owned brewery** in today's market.

Cheers to new taps, new fans, and the continued support of our incredible investor community who helped make this possible.

#IvanhoeParkBrewing #WestgateResorts #QueenOfBlondes #WestgateIPA #CraftBeerOnTap #CommunityCrafted #DistributionGrowth #InvestLocal

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

05.24.25

Cheers to Public Media! 🍻



Central Florida Public Media
Pints for Public Media
Sunday, May 18, 2025
1:00 pm - 4:00 pm
Ivanhoe Park Lager House
Sponsored by
IVANHOE PARK
SUBARU
SPORT SUBARU
HISTORY CENTER
ORLANDO SCIENCE CENTER

We recently collaborated with Central Florida Public Media to host a special Pints for Public Media event at Ivanhoe Park Brewing Co. It was an evening filled with thoughtful conversation, great beer, and strong community spirit—all in support of local journalism.

This collaboration aimed to raise awareness for the power of public media and its role in keeping our community informed and connected. It was amazing to see such an engaged group come out to show their support, and we were honored to provide the space (and the pints!) to make it happen. The event aimed to raise awareness and support for local journalism.

As a brewery deeply rooted in the community, events like these are at the heart of our mission. We're not just here to serve beer—we're here to support the institutions and organizations that make Central Florida stronger.

Thanks to everyone who joined us, and stay tuned for more partnerships and events that bring our community together, one pint at a time.

#PintsForPublicMedia #CommunityCrafted #IvanhoeParkBrewing #SupportLocalJournalism

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

05.23.25

Let Your Fringe Flag Fly - Orlando Fringe! 🎭🍻


DRINK
LET YOUR FRINGE FLAG FLY
CITRA BLONDE ALE
FREEDOM TO FRINGE
BREWED IN CENTRAL FL
COLLEGE PARK
PARK HOPP'R
GOLDEN PILSNER
THORNTON PARK
AUDUBON PARK
IVANHOE PARK
BREWING CO.

We are excited to partner with **Orlando Fringe** for the 2025 festival—a vibrant celebration of creativity, performance, and community. For years, Ivanhoe Park Brewing Co. has previously sponsored this festival, and we are continuing that tradition in 2025.!

To mark the occasion, we've brewed a special beer and they also have a fan favorite:

🍺 **Let Your Fringe Flag Fly** – A refreshing Citra Blonde Ale, crisp and bright with citrus-forward notes, perfect for sipping between shows.

🌿 **Park Hopp'r** – Our fan-favorite brew is also making a return just in time for the festival season!

Both beers are now available and **featured throughout Fringe.** These beers are brewed in the spirit of self-expression and supporting the local arts—something we're deeply passionate about.

Join us in **raising a glass to bold performances**, fearless artists, and the vibrant spirit of the Orlando Fringe festival. Come down, enjoy the shows, and don't forget to let your Fringe flag fly!

#OrlandoFringe #Fringe2025 #LetYourFringeFlagFly #IvanhoeParkBrewing #CommunityCrafted #SupportLocalArts

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Proudly Brewed by
Ivanhoe Park Brewing Co.
Orlando Fringe 2025
Let Your Fringe Flag Fly
Citra Blonde Ale
Park Hopp'r Pilsner
LET YOUR FRINGE FLAG FLY

05.22.25

Giving Back, One Pour at a Time 🌿


Ultimate Garden Party
Second Harvest
FOOD BANK
JOYLAND
AMERICAN IPA
ADMIT ONE
IVANHOE PARK
BREWING CO.

This past weekend, Ivanhoe Park Brewing Co. was honored to once again sponsor and support Second Harvest Food Bank of Central Florida at their incredible annual Ultimate Garden Party.

This event aims to bring the community together to raise funds and awareness to fight hunger across Central Florida—and we're proud to support it. From serving up our brews to connecting with attendees who care deeply about giving back, it's one of our favorite events to return to every year.

As a community-oriented brewery, we aim to support local causes and strive to make a meaningful impact in Orlando.

Cheers to making a difference, and we hope to continue supporting Second Harvest's incredible work in the future.

#CommunityCrafted #GiveBackOrlando #IvanhoeParkBrewing #UltimateGardenParty #SecondHarvest

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SPECIAL THANKS
9:17
CAZADORES
Tito's
Handmade
IVANHOE
James Burke
Ten10
OPAV
Signia Hilton
ORLANDO BONNET CREEK

05.21.25

Orlando City Soccer! What. A. Night. ⚽🍻


inter&co
STADIUM
CITY

We had the honor of hosting Orlando City Soccer Season Ticket Members at Ivanhoe Park Lager House, and the house was absolutely PACKED!

Fans got to meet and grab photos with some of the club's rising and star players—Favian Loyola, Carlos Mercado, Martín Ojeda, and Rodrigo Schlegel—who stopped by to sign autographs and share the love with supporters.

This is what community looks like. This is what your brewery is all about.

We're not just serving beer—we're creating unforgettable moments and bringing people together. And this is just the beginning. We aim to host more player appearances and continue to engage our community with exciting events. More reasons to be proud of your community-owned brewery.

🍻 Join us now as an investor and help support our vision for future community events!

#VamosOrlando #CommunityCrafted #IvanhoeParkBrewing #LagerHouseEvents #OwnTheAdventure

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


FLORIDA IS PURPLE
ORLANDO CITY

05.16.25

Ivanhoe Park Lager House 1-Year Anniversary! 🍻


WELCOME TO
FLORIDA
CRISPY BOI
BEER FEST

It’s hard to believe—it’s already been a year since **Ivanhoe Park Lager House** opened its doors! This June marks **our 1-Year Anniversary**, and to celebrate, we’re launching a brand-new event: **Crispy Boi Beer Fest** 🍺

We believe this event reflects our core values and who we strive to be as a company. The **Crispy Boi Beer Fest** is dedicated to clean, crisp lager styles, and will bring together breweries from across our local community in the spirit of collaboration and quality. It's an event designed to uplift the local craft scene and highlight the core values that define Ivanhoe Park Brewing Co.—community, creativity, and craft.

With your investment and support, we have achieved significant milestones over the past year:

✅ We have seen growth in the Lager House since opening, with positive trends in many months

✅ Added a new 30BBL fermenter and brite tank—doubling capacity at the Lager House location

✅ Shifted more production in-house for stronger margins and better inventory control

✅ Expanded our team across both breweries and front-of-house operations

We believe this anniversary and event demonstrate what we can achieve when **great beer meets great people**—and we are excited about future possibilities.

We invite you to join us at Crispy Boi Beer Fest as we celebrate our **first year of Ivanhoe Park Lager House** —and look forward to future endeavors.

Cheers,

The Ivanhoe Park Brewing Co. Team

#CrispyBoiBeerFest #LagerHouseAnniversary #IvanhoeParkBrewing #OwnTheAdventure #CommunityCrafted

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000

Tier 1 Perk:

Invest $1,000+ and receive an investor-exclusive Ivanhoe Park Brewing Co. branded hat.

Select

$5,000

Tier 2 Perk:

Invest $5,000+ and receive all prior perks + plus 25% off your bill at our Orlando brewery or when you place an order online through our website + 5% bonus shares.

Select

$10,000

Tier 3 Perk:

Invest $10,000+ and receive all prior perks plus a VIP brewery tour and tasting experience for you and up to 3 guests + 10% bonus shares.

Select

$20,000

Tier 4 Perk:

Invest $20,000+ and receive all prior perks plus an invite to a luxury exclusive dinner event for you + 1 guest where you get the experience of brewing your own beer for your personal consumption* + 15% bonus shares.

Select

$50,000

Tier 5 Perk:

Invest $50,000+ and receive all prior perks + the opportunity to collaborate on a limited-edition brew + 20% bonus shares.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

KB

Kirk Bonacci
6 months ago

What's the hat look like? Very excited for it.
Show less

1 0

GC

Glenn Closson
Ivanhoe Park Brewing Company • 6 months ago

Hi Kirk,

Great to have you on board! We will be communicating with all investors at our first raise goal and can share then what the hat will look like. We are getting close, so look for that email soon!

Cheers,

IPBCo Management
Show less

0

DD

Dennis Delia
7 months ago

What are the commision fees? How much?
Show less

1 0

GC

Glenn Closson
Ivanhoe Park Brewing Company • 7 months ago

He Dennis,

Thank you for your interest in our campaign. I have reached out to StartEngine and they recommended looking in the Use of Proceeds section in your Form C. You can find your Form C by visiting the "Terms" section of your campaign page and clicking on the arrow next to SEC Recent Filings.

Let us know if you have any further questions! I can be reached via email at Glenn@IvanhoeParkBrewing.com.

Thank you,

Glenn
Show less

0

Show More Comments

HOW INVESTING WORKS

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For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Script

Ivanhoe Park Brewing has been a part of Central Florida for six years, and now we're looking to take things to the next level.

And as an independent craft brewery, we've taken great pride in capturing the pioneering spirit of Lake Ivanhoe founder George Russell. Like Joyland, named after Orlando's first water park in 1910, that was located right here in Lake Ivanhoe.

https://www.yourcommunitypaper.com/articles/gaston-edwards-park-and-lake-ivanhoe/#:~:text=In%201910%20he%20built%20Russell's,operated%20for%20about%20nine%20years.

During our time, we've brewed more than just a collection of award-winning beers.

https://bungalower.com/2022/05/08/ivanhoe-park-brewing-co-wins-big-at-international-beer-competition/

https://www.orlandosentinel.com/2021/02/26/best-brewery-2021-orlando-sentinel-foodie-awards/

We've also brewed a strong presence with the folks that live here through our commitment to community. As a family-owned and operated business, it's always been important to us to build a culture of kinship at Ivanhoe Park Brewing.

So now we look to the future and we explore new ways to expand our community and continue our growth, like the recent opening of our newest location, Ivanhoe Park Loger House.

https://www.yelp.com/biz/ivanhoe-park-lager-house-orlando

Through this campaign, we could evolve Ivanhoe Park Brewing into a community-owned business and make it as integral to Florida as the water park was over 100 years ago.

Giving us the resources to create more jobs and introduce so many more people to our award-winning beers.

By investing in us, you're also investing in the pioneering spirit that continues to inspire us.

Not only through our commitment to brewing great craft beers with quality ingredients, but also through our steadfast role in building strong community. Cheers.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF INCORPORATION
OF
JOYLAND BREWING HOLDINGS, INC.

Article I

The name of the corporation is Joyland Brewing Holdings, Inc. (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 131 Continental Drive, Suite 305, Newark, DE 19713 in New Castle County. The name of the registered agent of the Corporation at such address is LegalInc Corporate Services Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The Corporation shall have authority to issue Six Million (6,000,000) shares of common stock, par value $0.0001 per share, consisting of: (i) Five Million (5,000,000) shares of Class A Voting Common Stock, par value $0.0001 per share; and (ii) One Million (1,000,000) shares of Class B Non-Voting Common Stock, par value $0.0001 per share. Except as may be provided in this Certificate of Incorporation or required by law, the Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on such matters. Except as required by law, the Class B Non-Voting Common Stock shall have no voting rights. The number of authorized shares of Class A Common Stock, Class B Common Stock or any other class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of Class A Common Stock. The Board of Directors, may in its sole discretion, and at any time, cause the Class B Non-Voting Common Stock to be converted into shares of Class A Voting Common Stock, on a one-for-one basis.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

Article VI

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:41 AM 11/12/2024
FILED 08:41 AM 11/12/2024
SR 20244178739 - File Number 10002646

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, **THE UNDERSIGNED**, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on October 17, 2024.

/s/ Jeffrey S. Marks

Jeffrey S. Marks, Incorporator

Exhibit G to Form C

Test The Waters Materials


JOIN THE LEGACY
INVEST TODAY

IVANHOE PARK BREWING CO. IS LAUNCHING AN EQUITY CROWDFUNDING CAMPAIGN ON STARTENGINE!

We're thrilled to announce that Ivanhoe Park Brewing Co. is about to launch a capital-raising campaign on StartEngine, and we can't wait to share this exciting moment with you. This campaign is a major milestone in our journey to grow and expand our vision, all while opening our doors to you—our community of supporters, beer enthusiasts, and investors.

Reflecting on how far we've come, we're truly humbled by the passion and support of everyone who has been part of our journey so far. Now, as we look forward to the future, we're inviting you to join us in an entirely new way through equity crowdfunding on StartEngine!

What Exactly is Equity Crowdfunding?

Equity crowdfunding allows eligible companies to raise capital from the public, offering a rare opportunity for everyday investors to own a part of the business. Traditionally, raising capital was limited to accredited investors who met strict requirements, but with the passing of the JOBS Act, companies can now offer their securities directly to the public through platforms like StartEngine. This opens up the exciting opportunity for a broader audience—our community included—to invest in our brewery.

Through Regulation Crowdfunding, we're able to share our mission and growth plans with you, giving our supporters a chance to become part-owners of Ivanhoe Park Brewing Co. As an investor, you'll hold a piece of our company and, if we continue to grow and succeed, you'll have the chance to benefit from our success.

Why Should I Invest in Ivanhoe Park Brewing Co.?

Here are just a few reasons why investing in Ivanhoe Park Brewing Co. could be a great choice:

- **Reason #1: A Proven Track Record of Success**
  Ivanhoe Park Brewing Co. has established a strong local presence and has won accolades for our unique brews. We're consistently expanding our product line and growing our reach within the Orlando community and beyond.
- **Reason #2: Strong Community Ties**
  We've built our brand around community values and deep local connections. By

investing, you're supporting a company that truly values its community and actively contributes to the local culture.

- **Reason #3: Exciting Growth Potential**
  With increasing demand for our products, recent partnerships, and expanding distribution channels, we're poised for significant growth. New developments in the surrounding area mean new opportunities for expanding our audience, both locally and regionally.

What's Next?

If you're excited to learn more about our campaign and potentially become an investor, here's how to get involved:

1. **Follow our Social Media**
   We will be updating when we are live on Start Engine on our Social Media, where you'll find detailed information on our growth plans, financials, investor benefits, and much more.
2. **Sign Up for a Free StartEngine Account**
   Creating an account on StartEngine is free and easy. Once you're signed up, you'll have full access to our campaign and the opportunity to make an investment if you choose to.
3. **Add Us to Your Watchlist**
   Stay in the loop by clicking the "Watchlist" button on our campaign page. You'll receive updates throughout the campaign, including progress milestones and announcements.

Now that you know more about Ivanhoe Park Brewing Co. and what equity crowdfunding is all about, we hope you'll consider joining our investor community. This is more than just an investment—it's a chance to be part of our mission, growth, and future.

Thank you for being a part of our story. We can't wait to see what we'll accomplish together!

Cheers,
The Ivanhoe Park Brewing Co. Team

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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IVANHOE PARK BREWING CO.
1300 Alden Road
Orlando, FL 32803

407-270-6749
Email Us

TASTING ROOM HOURS
Mon - Thurs: 4:00pm - 10:00pm
Fri: Noon - 12:00am
Sat: Noon - 12:00am
Sun: Noon - 8:00pm